SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

—	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

—	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

—

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

—

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

—

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 5, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1492 (EUR 0.8702 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2025

KfW is not required by law to prepare and publish interim financial statements in conformity with IFRS® Accounting Standards, as adopted by the EU (“IFRS Accounting Standards”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected, unaudited interim financial information, which KfW has prepared on the basis of the recognition and measurement principles of the IFRS Accounting Standards applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2025.

KfW Group’s total assets increased by 0.2%, or EUR 1.3 billion, from EUR 545.4 billion as of December 31, 2024, to EUR 546.6 billion as of September 30, 2025. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,456 million for the nine months ended September 30, 2025, compared to EUR 1,440 million for the corresponding period in 2024. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine-month period ended September 30, 2025, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses from risk provisions in an amount of EUR 130 million for the nine months ended September 30, 2025, compared to income in an amount of EUR 129 million for the corresponding period in 2024;

•

Negative effects in an amount of EUR 108 million as market values of securities and equity investments decreased in the nine months ended September 30, 2025, compared to negative effects of EUR 1 million for the corresponding period in 2024;

•

Net losses in an amount of EUR 277 million for the nine months ended September 30, 2025, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 121 million for the corresponding period in 2024(1); and

•

Expenses relating to promotional activities in an amount of EUR 325 million for the nine months ended September 30, 2025, compared to expenses in an amount of EUR 279 million for the corresponding period in 2024.

KfW Group’s consolidated result for the nine-month period ended September 30, 2025, amounted to EUR 647 million, compared to a profit of EUR 1,284 million for the corresponding period in 2024.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS Accounting Standards. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2025, compared to the corresponding period in 2024.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2025	2024	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	32,943	23,866	38
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	7,619	6,301	21
KfW Capital	366	812	-55
Export and Project Finance (KfW IPEX-Bank)	15,999	19,156	-16
KfW Entwicklungsbank	3,687	2,835	30
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	922	1,205	-23

Total Promotional Business Volume (1)(2)	61,429	53,897	14

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the nine months ended September 30, 2025 has been adjusted for commitments of EUR 108 million, compared to EUR 279 million for the corresponding period in 2024, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 61.4 billion during the nine-month period ended September 30, 2025, compared to EUR 53.9 billion for the corresponding period in 2024. The higher promotional business volume for the nine months ended September 30, 2025, as compared to 2024, was primarily driven by a significant increase of volumes committed under KfW’s SME Bank and Private Clients business sector.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 32.9 billion for the nine-month period ended September 30, 2025, compared to EUR 23.9 billion for the corresponding period in 2024. This increase was attributable to significantly higher commitments in the SME Bank segment (EUR 16.2 billion compared to EUR 8.6 billion for the corresponding period in 2024) whereas commitments in the Private Clients segment slightly increased to EUR 16.8 billion compared to EUR 15.3 billion for the corresponding period in 2024. The increased volume of new commitments in the SME Bank segment was primarily driven by a sharp rise in demand for financing in the renewable energies sector. There was also strong demand for financing to implement digitalization and innovation projects.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 7.6 billion for the nine-month period ended September 30, 2025, compared to EUR 6.3 billion for the corresponding period in 2024. The higher volume was primarily due to the increase in loan commitments to public infrastructure and renewable energies projects in 2025.

Commitments related to KfW Capital decreased to EUR 366 million for the nine-month period ended September 30, 2025, compared to EUR 812 million for the corresponding period in 2024. This substantial decrease is mainly due to decreased investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into “HTGF Opportunity” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the nine-month period ended September 30, 2025, amounted to EUR 16 billion, compared to EUR 19.2 billion for the corresponding period in 2024. This decline was driven by reduced volumes of commitments across all business sectors, with the exception of KfW’s Export and Project Finance energy sector, which financed projects such as various wind farms. Overall, the lower level of commitments reflects the anticipated volatility in the Export and Project Finance business sector in 2025 following an exceptionally high volume of commitments in 2024.

Commitments related to KfW Entwicklungsbank amounted to EUR 3.7 billion for the nine-month period ended September 30, 2025, compared to EUR 2.8 billion for the corresponding period in 2024. This increase was mainly due to a significant rise in commitments for development loans.

Commitments of DEG decreased to EUR 922 million for the nine months ended September 30, 2025, compared to EUR 1.2 billion for the corresponding period in 2024. This decrease was mainly due to a normalization of new business following an above-average volume of commitments in 2024, during which total commitments reached EUR 2.5 billion by December 31. In contrast, DEG is targeting new commitments in the amount of EUR 2.0 billion for the full year 2025.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2025, totaled EUR 67.1 billion, of which 58% was raised in euro, 25% in U.S. dollar and the remainder in eight other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2025

(EUR in millions)
Borrowings
Short-term funds	49,424
Bonds and other fixed-income securities	410,340
Other borrowings	32,184
Total borrowings	491,948
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	27,199
Fund for general banking risks	0
Revaluation reserve	105
Total equity	40,242

Total capitalization	532,190

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2025, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2025, is not necessarily indicative of its capitalization to be recorded as of December 31, 2025.

KfW Group’s total equity as of September 30, 2025, was EUR 40,242 million, compared to EUR 39,573 million as of December 31, 2024. The increase of EUR 669 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 647 million for the nine months ended September 30, 2025; and

(ii)	an increase of EUR 22 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of September 30, 2017.

Based on the results for the nine months ended September 30, 2025, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR amounted to 28.7%, in each case as of September 30, 2025 (including the interim profit of the first half of the year 2025 but excluding the interim profit of the third quarter of 2025(2)). The slight decrease of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2025, when the total capital ratio as well as the Tier 1 capital ratio amounted to 29.0%, was mainly due to the rise in total risk exposure, driven by an increase in new exposure as well as a methodological adjustment in credit risk valuation.

(2)	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2024	0.0	-0.2
4th quarter 2024	0.2	-0.4
1st quarter 2025	0.3	0.0
2nd quarter 2025	-0.2	-0.1
3rd quarter 2025	0.0	0.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) remained unchanged (0.0%) in the third quarter of 2025 compared with the second quarter of 2024 after adjustment for price, seasonal and calendar variations. This follows a revised decrease of -0.2% in the second quarter of 2025 from the previous quarter (previously reported as -0.3%). Based on the provisional results available, gross fixed capital formation in machinery and equipment developed positively, while the Federal Statistical Office (Destatis) reported a decline in exports compared with the previous quarter.

GDP in the third quarter of 2025 was up a price adjusted 0.3% compared with the third quarter of 2024. After price and calendar adjustment, GDP was also up 0.3% on the same quarter a year earlier.

Source: Federal Statistical Office, Gross domestic product stagnated in 3rd quarter of 2025, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_388_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025	-0.2	2.3
February 2025	0.4	2.3
March 2025	0.3	2.2
April 2025	0.4	2.1
May 2025	0.1	2.1
June 2025	0.0	2.0
July 2025	0.3	2.0
August 2025	0.1	2.2
September 2025	0.2	2.4
October 2025 (1)	0.3	2.3

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.3% in October 2025, reflecting an increase compared to September 2025 (0.3%).

In October 2025, the most important driver of inflation was the increase in the price of goods and services. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 1.3% in October 2025 compared to October 2024, after experiencing a 2.1% year-on-year increase in September 2025.

Energy prices in October 2025 decreased by 0.9% compared to October 2024, following decreases of 0.7% and 2.4% in September 2025 and August 2025, respectively.

Excluding food and energy prices, the year-on-year inflation rate in October 2025 would have been higher at 2.8%, demonstrating the current dampening impact of energy prices on overall inflation. In September 2025, the consumer price index excluding food and energy was also 2.8%. This means that core inflation remained substantially unchanged in October 2025 compared to September 2025.

Prices of goods (total) increased by 1.2% from October 2024 to October 2025. The prices of services (total) increased by 3.5% in October 2025 when compared to October 2024.

Compared with September 2025, the consumer price index rose by 0.3% in October 2025.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of +2.3% expected in October 2025, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_389_611.html?nn=2112).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2024	3.2	3.4
October 2024	3.2	3.4
November 2024	3.3	3.4
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.7
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.8
July 2025	3.9	3.8
August 2025	4.0	3.8
September 2025	4.1	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.9 million persons resident in Germany were in employment in September 2025. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment fell slightly by 21,000 (0.0%) compared with the previous month. This was the fifth consecutive decrease, with month-on-month employment also declining by an average of 15,000 persons each month in the period from May to August 2025.

Without seasonal adjustment, the number of persons in employment in September 2025 rose by 150,000 (+0.3%) compared to August 2025 due to the autumn upturn. The usual seasonal increase in employment was therefore considerably smaller than the average September increase of the years 2022 to 2024 (+196,000 people).

Compared to September 2024, the number of employed persons in September 2025 decreased by 46,000 or 0.1%. The downward trend in the year-on-year labor market figures, which has been observed since May 2025, therefore continued.

In September 2025, the number of unemployed persons increased by 425,000, or 30.1%, compared to September 2024. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2025 stood at 1.71 million, reflecting an increase of 0.9% compared to August 2025. The adjusted unemployment rate rose to 3.9% (August 2025: 3.8%).

Sources: Federal Statistical Office, Employment down slightly in September 2025 after seasonal adjustment, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_387_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-August 2025	January-August 2024
Goods	126.2	173.9
Services	-50.5	-48.9
Primary income	90.4	97.0
Secondary income	-38.1	-36.9

Current account	134.6	178.5

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 13, 2025 (https://www.bundesbank.de/resource/blob/963218/7ff174603842f8c7dab5df5a85933fc9/472B63F073F071307366337C94F8C870/2025-10-13-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The Federal Government expects an upturn in the economy in 2025 through 2027. In its autumn forecast published on October 8, 2025, the Federal Government projects German price-adjusted GDP to grow by 0.2% in 2025. However, increases by 1.3% and 1.4% are expected in 2026 and 2027, respectively.

Contrary to historically typical recovery patterns, the Federal Government expects that this economic recovery will not be driven by exports, but rather by domestic demand, particularly through private and public consumption and investment. Stable price developments, significant wage increases, and targeted cost relief for private households are expected to strengthen real disposable incomes in the coming years. Investment in equipment and construction is also expected to receive a boost in the coming years due to tax incentives for investment, the Special Infrastructure Fund, the Special Fund for the Federal Armed Forces, and the temporary suspension of the constitutional budget rule known as the “debt brake” (Schuldenbremse) for defense spending.

This economic upswing is expected to be due in part to a projected modest decline in consumer price inflation in 2025 and 2026 (+2.1% and +2.0%, respectively) compared to 2024 (+2.2%).

The Federal Government noted, however, that the expected economic recovery is exposed to potential risks. These primarily include unpredictable trade and security policies of the United States; possible retaliatory measures from trading partners; an escalation of geopolitical crises; or greater-than-expected economic downturns in Germany’s key trading partners.

Sources: Bundesministerium für Wirtschaft und Energie, Eckwerte der Herbstprojektion 2025, October 8, 2025 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Downloads/E/eckwerte-der-herbstprojektion-2025.pdf?__blob=publicationFile&v=7); Bundesministerium für Wirtschaft und Energie, Herbstprojektion der Bundesregierung—Belebung der deutschen Wirtschaft erwartet, aber Reformbedarf bleibt, press release of October 8, 2025  (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Pressemitteilungen/2025/10/20251008-herbstprojektion-der-bundesregierung-belebung-der-deutschen-
wirtschaft-erwartet-aber-reformbedarf-bleibt.html).

Fiscal Outlook

The following table, published in October 2025, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the two-year projection horizon 2025 until 2026 and the outcome in 2024. Sources include the general government budget results and nominal GDP figures as shown in the national accounts and published by the Federal Statistical Office (Destatis) on August 22, 2025; the government draft of the Act Adopting the Federal Budget for the 2026 Fiscal Year and Fiscal Plan to 2029, adopted by the Federal Government on July 30, 2025; and the second draft of the Act Adopting the Federal Budget for the 2025 Fiscal Year, adopted by the Federal Government on June 24, 2025. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026		2025		2024
	(% of GDP)
General government deficit (-) / surplus (+)	-4 3⁄4		-3 1⁄4		-2.7
General government deficit (-) / surplus (+)(2)	-3	3/4	-2	3/4	—
General government gross debt	69 1⁄4		65		62.2

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

(2)	After taking into account the increase in defense expenditure; see above, “—Economic Outlook”.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2026, Tables 2 and 3, October 16, 2025 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2026.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Monetary Policy

On October 30, 2025, the Governing Council of the European Central Bank (“ECB”) maintained the three key ECB interest rates at 2.15% (main refinancing operations), 2.40% (marginal lending facility) and 2.00% (deposit facility), following its decision in September 2025 to keep these three rates unchanged.

Explaining its October 30 decision, the Governing Council stated that inflation remains close to its 2% medium-term target and that its assessment of the inflation outlook is broadly unchanged. The economy has continued to grow despite the challenging global environment. In the Governing Council’s view, the robust labor market, solid private sector balance sheets and the Governing Council’s past interest rate cuts remain important sources of resilience. However, the outlook is still uncertain, owing particularly to ongoing global trade disputes and geopolitical tensions.

The Governing Council is determined to ensure that inflation stabilizes at the 2% target in the medium term. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook and the risks surrounding it, in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. The Governing Council also stated that it is not pre-committing to a particular rate path.

The asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of October 30, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp251030~cf0540b5c0.en.html); European Central Bank, Monetary policy decisions, press release of September 11, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250911~6afb7a9490.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ FIONA HELENE FLEISCHMANN
	Name:	Fiona Helene Fleischmann
	Title:	First Vice President

Date: November 6, 2025